Exhibit 99.1

Canadian Solar Signs C$310 Million EPC Agreement for
the Construction of a 130 MW DC Solar Power Plant in Ontario

GUELPH, Ontario, June 10, 2013 — Canadian Solar Inc. (NASDAQ:  CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced that its subsidiary, Canadian Solar Solutions Inc., has entered into an Engineering, Procurement, and Construction (EPC) agreement with Grand Renewable Solar LP, a solar energy project developed by Samsung Renewable Energy Inc.for the construction of a 130 MW utility-scale solar power plant. This EPC agreement is expected to generate revenue of approximately C$310 million ($301.1 million) for Canadian Solar. Construction of the solar power plant will begin in the third quarter of 2013, with the facilities expected to be fully operational in 2015.

“We are delighted to announce our agreement with Grand Renewable Solar LP to collaborate on this landmark solar project in Canada,” said Dr. Shawn Qu, chairman and chief executive officer of Canadian Solar. “This transaction represents the largest EPC contract in our history and underlies the progress we have made in the transformation of our business from a module supplier into a leading total solutions provider with a global footprint and bankable brand.”

This 130 MW (dc) utility-scale solar power plant will produce approximately 165,000 MWh of electricity per year and power approximately 13,750 homes, displacing approximately 162,000 metric tons of carbon dioxide emissions over the 20-year period. In addition, the installation will include approximately 440,000 Canadian Solar CS6X high-performance modules, which have been formally tested and certified, validating the quality of the Company’s products. The solar power plant is expected to create several hundred direct and indirect green energy jobs during the development, construction and operation phases of the project.

About Canadian Solar

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 4GW of premium quality solar modules to customers in over 50 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.